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| SEC FILE NUMBER |
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| 8- 37152 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Illinois Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Heritage
(No. and Street)

| Bourbonnais | IL | 60914 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke, Montague & Associates LLC
(Name – *if individual, state last, first, middle name*)

| PO Box 390 | Bradley | IL | 60915 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, James Kresl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Illinois Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

"OFFICIAL SEAL"
Amanda M. Ducat
Notary Public, State of Illinois
My Commission Expires 10-28-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# FINANCIAL STATEMENTS
# DECEMBER 31, 2011

Burke, Montague & Associates L.L.C.

*Certified Public Accountants, Advisors & Auditors*

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# FINANCIAL STATEMENTS
# DECEMBER 31, 2011

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# TABLE OF CONTENTS
# DECEMBER 31, 2011

# Burke, Montague & Associates L.L.C.

*Certified Public Accountants, Advisors & Auditors*

*Members*
Charles R. Burke, CPA
Jodi K. Gill, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

*Consultant*
Robert J. Montague, CPA


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Illinois Securities, Inc.
22 Heritage
Bourbonnais, IL 60914

We have audited the accompanying balance sheet of First Illinois Securities, Inc. (an Illinois Corporation) as of December 31, 2011, and the related statements of operations, stockholders' equity and cash flows for the year then ended. We have also audited First Illinois Securities, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Illinois Securities, Inc. management is responsible for these financial statements and for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are record as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Illinois Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, First Illinois Securities, Inc. maintained, in all material respects, the effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our audit was made for the purpose of forming an opinion on the statements taken as a whole. The computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, and exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Burke, Montague & Associates L.L.C.

Burke, Montague & Associates, L.L.C.
Bradley, IL
February 24, 2012

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# BALANCE SHEET
# AS OF DECEMBER 31, 2011

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash & Cash Equivalents | $ | 109,786 |
| Investments | | 29,665 |
| Accounts Receivable | | 6,162 |
| Prepaid BD Expense | | 11,087 |
| Prepaid CRD Expenses | | 1,410 |
| **Total Current Assets** | | 158,110 |
| **TOTAL ASSETS** | $ | 158,110 |

## LIABILITIES & STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ | 126 |
| **Total Current Liabilities** | | 126 |
| **STOCKHOLDER'S EQUITY** | | |
| Common Stock, $ .01 Par Value, 1,000 Shares Authorized, 1000 Shares Issued & Outstanding | | 10 |
| Paid in Excess | | 7,490 |
| Retained Earnings | | 150,484 |
| **Total Stockholder's Equity** | | 157,984 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 158,110 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| **Revenue** | $ | 112,524 |
| **Cost of Goods Sold** | | |
| MANAGEMENT FEE | | 28,203 |
| CLEARING CHARGES | | 17,526 |
| REGISTRATION | | (54) |
| **Total Cost of Goods Sold** | | 45,675 |
| **Gross Profit** | | 66,849 |
| **Operating Expenses** | | |
| BANK CHARGES | | 4 |
| BD EXPENSE | | 61,259 |
| **Total Operating Expenses** | | 61,263 |
| **Operating Income (Loss)** | | 5,586 |
| **Other Income (Expense)** | | |
| INTEREST & DIVIDEND INCOME | | 5,169 |
| **Total Other Income (Expense)** | | 5,169 |
| **Net Income (Loss) Before Taxes** | | 10,755 |
| Income Tax Expense | | 0 |
| **Net Income (Loss)** | $ | 10,755 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# STATEMENT OF STOCKHOLDERS' EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2011

| | Common Stock | Paid in Capital | Retained Earnings |
|---|---|---|---|
| Balance, January 1, 2011 | $ 10 | $ 7,490 | $ 139,729 |
| Net Income | 0 | 0 | 10,755 |
| Balance, December 31, 2011 | $ 10 | $ 7,490 | $ 150,484 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ 10,755 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Decrease (Increase) in Operating Assets: | |
| Accounts Receivable | 10,783 |
| Investments | 27,607 |
| Prepaid Expenses | (11,267) |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | (3,374) |
| Total Adjustments | 23,749 |
| **Net Cash Provided By (Used in) Operating Activities** | 34,504 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 34,504 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 75,282 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 109,786 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURE:** | |
| Income Taxes Paid | $ 0 |
| Interest Paid | $ 0 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Significant Accounting Policies**

The summary of significant accounting policies of FIRST ILLINOIS SECURITIES, INC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

**Nature of Operations**

The financial statements of First Illinois Securities, Inc. include all operations of the Company. The Company was organized on November 19, 1986 as an Illinois Corporation for purposes of operating as a broker/dealer. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. On August 6, 1987, the Company was approved as a National Association of Securities Dealers, Inc. (NASD) member established to sell Direct Participating Programs Limited Partnerships and not to hold customer funds or safekeep customer securities.

**Basis of Accounting**

The basis of accounting determines when transactions are recorded in the financial records and reported on the financial statements. The accompanying financial statements have been prepared on the accrual basis of accounting, wherein expenses are recognized as incurred and revenues are recognized at the time of sale.

**Cash and Cash Equivalents**

Cash and cash equivalents include amounts in demand deposits, as well as certificates of deposit with maturities of three months or less. The Company may, on occasion, maintain bank balances in excess of federally insured limits. The Company has not experienced any losses in these accounts. Management does not feel this exposes the Company to significant credit risk.

**Investments**

Inventments consist of certificates of deposit with original maturities in excess of three months.

**Prepaid Assets**

Payments made to vendors for services that will benefit periods beyond December 31, 2011 are recorded as prepaid items.

**Accounts Receivable**

The Company uses the direct write-off method of recognizing uncollectible receivables. As of December 31, 2011, there were no accounts receivable for which the ultimate collection was considered to be in doubt.

# FIRST ILLINOIS SECURITIES, INC
# (AN ILLINOIS CORPORATION)
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2011

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE 2-RELATED PARTY TRANSACTIONS

The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Operating expenses of the Company are paid to a related company. The aggregate amount of these broker dealer expenses for the year ended December 31, 2011 was $ 61,259. The Company also paid management fees of $ 28,203 to the related entity in the year ended December 31, 2011.

NOTE 3-INCOME TAXES

The Company accounts for income taxes on the liability method. At December 31, 2011, the Company had no apparent unrecorded tax attributes. The income tax provision is computed as follows:

| | |
|---|---|
| Net Book Income Before Taxes | $10,756 |
| Statutory Federal & Illinois Tax Rate | 38.73% |
| Statutory Taxes | (4,165) |
| Surtax Exemptions & Timing Differences | (4,165) |
| Current Expense | 0 |
| Less: Estimated Payments | 0 |
| Current Payable (Receivable) | $ 0 |

NOTE 4-SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2012, the date the financial statements were available to be issued.

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
# PART IIA

| BROKER OR DEALER | |
|---|---|
| First Illinois Securities, Inc. | as of December 31, 2011 |

### COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Balance Sheet | | | $ 157,984 | 3480 |
| 2. Deduct ownership equity not allowed for Net Capital | | | | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 157,984 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deduction) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 157,984 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total nonallowable assets from Balance Sheet | 12,497 | 3540 | | |
| B. Secured demand note deficiency | | 3590 | | |
| C. Commodity futures contracts and spot commodities-propriety capital charges | | | | |
| D. Other deductions or charges | | 3600 | | |
| 7. Other additions and/or allowable credits (List) | | 3610 | (12,497) | 3620 |
| 8. Net capital before haircuts on securities positions | | | | 3630 |
| 9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f): | | | $ 145,487 | 3640 |
| A. Contractual securities commitments | | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities | | | | |
| 1. Exempted securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities - Money Market Mutual Fund | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | 0 | 3740 |
| 10. Net Capital | | | $ 145,487 | 3750 |

Reconciliation between unaudited and audited Net Capital Computation

| | |
|---|---|
| Net Capital per unaudited FOCUS Report Part IIA | $ 145,487 |
| Adjustment for prepaid expense | 12,497 |
| Net Capital per audited financial statements | $ 157,984 |

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER**
**First Illinois Securities, Inc.** **as of December 31, 2011**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 8 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 140,487 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 145,474 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. Liabilities from Balance Sheet | | | $ | 126 | 3790 |
| 17. Add: | | 3800 | | | |
| A. Drafts for immediate credit | | | | | |
| B. Market Value of securities borrowed for which no equivalent value is paid or credited | | 3810 | | | |
| C. Other unrecorded amounts | | 3820 | | 0 | 3830 |
| 19. Total Aggregate indebtedness | | | $ | 126 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19/line 10) | | | % | 0.09% | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 0.00% | 3860 |

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

| | | | |
|---|---|---|---|
| A. (k)(1)—$2,500 capital category as per Rule 15c3-3 | | | 4550 |
| B. (k)(2)(A)—Special Account for the Exclusive Benefit of Customers maintained | | | 4560 |
| C. (k)(2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm SOUTHWEST SECURITIES | 4335 | | 4570 |
| D. (k)(3)——Exempted by order of the Commission (include copy of letter) | | | 4580 |